Exhibit 99.1

Secoo Reports Unaudited Second Quarter 2020 Results

BEIJING, Sept. 3, 2020 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s leading online integrated upscale products and services platform, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Highlights for Second Quarter 2020:

•                  GMV1 reached RMB3,632.0 million (US$514.1 million) for Q2 2020, representing an increase of 12.1% from RMB3,238.8 million for Q2 2019.

•                  Total number of orders2 was 1,028.0 thousand for Q2 2020, representing an increase of 7.7% from 954.8 thousand for Q2 2019.

•                  Number of active customers3 increased by 9.2% to 467.7 thousand for Q2 2020 from 428.4 thousand for Q2 2019.

•                  Total revenues was RMB1,306.3 million (US$184.9 million) for Q2 2020, compared with RMB1,712.1 million for Q2 2019.

•                  Net income was RMB5.9 million (US$0.8 million) for Q2 2020.

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

2 Total orders refer to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

3 Active customer refers to a customer who made at least one account purchase during the period presented.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “Despite the ongoing effects of the global pandemic on the economy, our long term growth drivers remain intact and the execution of our strategies remains on track. In the second quarter, we continued to deliver healthy growth in key operating metrics with a GMV of RMB3,632.0 million, up 12.1% year-over-year. This reaffirms our ability to navigate through the dynamics in a challenging macro environment. Bolstered by our well-placed globalized supply chain, we have been elevating our relationships with elite brands and building out our ties with high quality suppliers and strategic partners around the world, further strengthening Secoo’s value proposition as the go-to luxury platform to Chinese consumers.

“We continued our endeavors, in the second quarter, to strengthen our operational capabilities at multiple fronts in order to further optimize the luxury shopping experience on Secoo’s platform. Powered by our advanced technology, we further enhanced our target marketing efforts, coupled with individualized recommendation services and compelling promotional tactics, to gain even broader traction with our massive registered customer base. At the same time, we remain focused on fostering our unique live streaming ecosystem, which features a more trendsetting and credible luxury experience via this widely-recognized new channel. We believe the continuous expansion of our supply chain system and offerings, both domestically and globally, has us well-equipped to capture tremendous potentials in China’s luxury e-commerce industry,” Mr. Li concluded.

Mr. Shaojun Chen, Chief Financial Officer of Secoo, said, “During the second quarter, the global economic impacts of COVID-19 negatively affected demand in high-end discretionary spending, resulting in the decline of our revenue on a year-over-year basis. Encouragingly, we regained sequential positive operating profits and efficiency, which was mainly attributable to effective cost control, and ultimately demonstrated our ability to navigate the dynamic market and drive profitable growth. The performance in this quarter makes us remain confident that we are on the right track to achieve our long-term corporate goals and maximize shareholder value.”

Recent Developments

•                      Since the beginning of the second quarter of 2020, Secoo has expanded direct collaborations with 148 brands. All the top brands in collaborations with Secoo continued to sign up with Secoo in order to gain access to the enormous consumer demand for luxury goods in China during the global pandemic.

•                      The Company also remains dedicated to deepening collaborations with top luxury brands in more creative and effective promotional events. For examples, Secoo teamed up with Miu Miu and Giuseppe Zanotti to launch “Brand Week” marketing campaigns across Secoo platform. Also, Secoo and Roger Vivier jointly launched a love-themed promotional event during the quarter. These bespoke online events are well tailored to luxury fashion’s digital transformation trend.

•                      In July 2020, Secoo held its annual “707” anniversary campaign for the twelfth consecutive year. With a focus on bolstering Secoo membership, this year’s anniversary campaign presented a series of promotional events featuring Secoo’s top luxury brands.

•                      Recently, Secoo established a collaboration with Artemest, an e-commerce platform specializing in handmade products that are crafted by exceptional artisans in Italy. Artemest recently opened its official online flagship store on Secoo, further expanding Secoo’s high-end premium lifestyle offerings.

Second Quarter 2020 Financial Results

GMV increased by 12.1% to RMB3,632.0 million (US$514.1 million) for the second quarter of 2020, from RMB3,238.8 million for the second quarter of 2019.

Total number of orders increased by 7.7% to 1,028.0 thousand for the second quarter of 2020 from 954.8 thousand for the second quarter of 2019.

Total revenues for the second quarter of 2020 was RMB1,306.3 million (US$184.9 million) compared with RMB1,712.1 million in the second quarter of 2019, primarily attributable to a slowdown in demand of discretionary spending and delayed logistics services due to the impact of COVID-19 pandemic.

Cost of revenues decreased by 21.0% to RMB1,096.6 million (US$155.2 million) for the second quarter of 2020 from RMB1,388.3 million for the second quarter of 2019, primarily due to the decrease of total revenues.

Gross profit was RMB209.8 million (US$29.7 million) for the second quarter of 2020, compared with RMB323.8 million for the second quarter of 2019. This decrease was mainly due to the decrease of total revenues and the increase in discount on sales to boost customers’ willingness to purchase during the pandemic.

Operating expenses decreased by 35.0% to RMB177.9 million (US$25.2 million) for the second quarter of 2020 from RMB273.6 million for the second quarter of 2019.

Fulfillment expenses decreased by 9.1% to RMB41.1 million (US$5.8 million) for the second quarter of 2020 from RMB45.2 million for the second quarter of 2019. The decrease was primarily attributable to the decreased freight and staff cost during the period.

Marketing expenses decreased by 55.0% to RMB68.2 million (US$9.7 million) for the second quarter of 2020 from RMB151.5 million for the second quarter of 2019. The decrease was primarily due to reduced online and offline advertising expenses, as well as the decreased staff cost.

Technology and content development expenses increased by 7.6% to RMB27.0 million (US$3.8 million) for the second quarter of 2020 from RMB25.1 million for the second quarter of 2019. The increase was primarily due to the continuous investment in the technology department in order to strengthen the driving force of technology for operation.

General and administrative expenses decreased by 20.0% to RMB41.5 million (US$5.9 million) for the second quarter of 2020 from RMB51.9 million for the second quarter of 2019. The decrease was primarily attributable to the decreased staff cost during the period, offset by the rising office rental expenses.

Income from operations was RMB31.9 million (US$4.5 million) for the second quarter of 2020, compared with RMB50.2 million for the second quarter of 2019.

Non-GAAP income from operations, which excludes share based compensation expenses, for the second quarter of 2020 was RMB33.3 million (US$4.7 million), compared with RMB53.1 million for the second quarter of 2019.

Income tax benefit was RMB0.1 million (US$0.02 million) in the second quarter of 2020, compared with income tax expense of RMB3.3 million for the second quarter of 2019.

Net income was RMB5.9 million (US$0.8 million) for the second quarter of 2020, compared with a net income of RMB40.1 million for the second quarter of 2019.

Non-GAAP net income, which excludes share-based compensation expenses, was RMB7.4 million (US$1.0 million) in the second quarter of 2020, compared with RMB43.0 million in the second quarter of 2019.

Net income attributable to ordinary shareholders of Secoo Holding Limited for the second quarter of 2020 was RMB6.1 million (US$0.9 million), compared with RMB38.3 million for the second quarter of 2019.

Basic and diluted net income per share were RMB0.23 (US$0.03) and RMB0.22 (US$0.03) for the second quarter of 2020, compared with RMB1.53 and RMB1.47, respectively, for the second quarter of 2019. Basic and diluted net income per American depositary share (“ADS”) were RMB0.12 (US$0.02) and RMB0.11 (US$0.02) for the second quarter of 2020, compared with RMB0.76 and RMB0.73, respectively, for the second quarter of 2019.

Non-GAAP basic and diluted net income per share were RMB0.28 (US$0.04) and RMB0.27 (US$0.04) for the second quarter of 2020, compared with RMB1.64 and RMB1.58, respectively, for the second quarter of 2019. Non-GAAP basic and diluted net income per ADS were RMB0.14 (US$0.02) and RMB0.14 (US$0.02) for the second quarter of 2020, compared with RMB0.82 and RMB0.79, respectively, for the second quarter of 2019.

Cash and Restricted Cash

As of June 30, 2020, the Company had cash, cash equivalents and restricted cash of RMB1,203.1 million (US$170.3 million).

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 3, 2020 (8:00 PM Beijing/Hong Kong time on September 3, 2020).

To speed up the entry process for participants, this earnings conference call requires all participants to finish an online registration in advance.

Title of Event:	Secoo Holding Limited Second Quarter 2020 Earnings Conference Call
Conference ID:	8769618
Registration link:	http://apac.directeventreg.com/registration/event/8769618

For participants who wish to join the call, please complete the online registration at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a Direct Event Passcode, a unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until September 10, 2020:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong, China:	+852-3051-2780

Mainland China:	400-632-2162

Replay Access Code:	8769618

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited, and non-GAAP basic and diluted net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We define non-GAAP income from operations as income from operations excluding share-based compensation expenses. We define non-GAAP net income as net income excluding share-based compensation expenses. We define non-GAAP net income per share as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define non-GAAP basic and diluted net income per ADS as non-GAAP basic and diluted net income per share divided by two as two ADSs represent one ordinary share.  We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.0651 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of June 30, 2020.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Merchandise sales	1,661,603	1,263,020	178,768	2,785,474	2,222,542	314,580
Marketplace and other services	50,509	43,320	6,132	102,025	88,969	12,593
Total revenues	1,712,112	1,306,340	184,900	2,887,499	2,311,511	327,173
Cost of revenues	(1,388,335)	(1,096,586)	(155,212)	(2,315,492)	(1,941,148)	(274,752)
Gross profit	323,777	209,754	29,688	572,007	370,363	52,421
Operating expenses:
Fulfillment expenses	(45,173)	(41,081)	(5,815)	(90,821)	(83,364)	(11,799)
Marketing expenses	(151,512)	(68,248)	(9,660)	(263,364)	(137,671)	(19,486)
Technology and content development expenses	(25,074)	(27,023)	(3,825)	(48,179)	(54,699)	(7,742)
General and administrative expenses	(51,850)	(41,527)	(5,878)	(98,092)	(81,378)	(11,518)
Total operating expenses	(273,609)	(177,879)	(25,178)	(500,456)	(357,112)	(50,545)
Income from operations	50,168	31,875	4,510	71,551	13,251	1,876
Other income (expenses):
Interest income	1,551	1,094	155	6,233	2,555	362
Interest expense	(29,209)	(33,046)	(4,677)	(57,582)	(64,108)	(9,074)
Foreign currency exchange loss	(1,429)	(873)	(124)	(536)	(1,845)	(261)
Change in fair value of financial instruments	—	(1,606)	(227)	(339)	(1,395)	(197)
Others	22,269	8,373	1,185	46,495	10,393	1,470
Income (loss) before income tax	43,350	5,817	822	65,822	(41,149)	(5,824)
Income tax benefits (expenses)	(3,283)	129	18	(9,957)	4,551	644
Net income (loss)	40,067	5,946	840	55,865	(36,598)	(5,180)
Less: Gain (loss) attributable to redeemable non-controlling interest	545	(1)	—	962	318	45
Less: Gain (loss) attributable to non-redeemable non-controlling interest	1,062	(309)	(44)	2,030	(1,083)	(153)
Net income (loss) attributable to Secoo Holding Limited	38,460	6,256	884	52,873	(35,833)	(5,072)
Accretion to redeemable non-controlling interest redemption value	(133)	(125)	(18)	(376)	(250)	(35)
Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	38,327	6,131	866	52,497	(36,083)	(5,107)

Net income (loss) per share
— Basic	1.53	0.23	0.03	2.09	(1.40)	(0.20)
— Diluted	1.47	0.22	0.03	2.01	(1.40)	(0.20)

Net income (loss) per ADS
— Basic	0.76	0.12	0.02	1.04	(0.70)	(0.10)
— Diluted	0.73	0.11	0.02	1.01	(0.70)	(0.10)

Weighted average number of shares outstanding used in computing net income per share
— Basic	25,122,199	26,579,925	26,579,925	25,122,199	25,851,062	25,851,062
— Diluted	26,087,022	27,515,184	27,515,184	26,090,272	26,863,098	26,863,098

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	709,823	1,110,398	157,167
Restricted cash	240,741	92,084	13,034
Investment securities	2,318	867	123
Accounts receivable, net	123,226	101,168	14,319
Inventories	2,680,428	2,943,625	416,643
Advances to suppliers	333,826	420,212	59,477
Prepayments and other current assets	431,107	203,501	28,804
Amounts due from related parties	30	435	62
Total current assets	4,521,499	4,872,290	689,629
Non-current assets
Property and equipment, net	83,816	75,522	10,689
Intangible asset,net	10,390	9,500	1,345
Restricted cash	3,572	586	83
Investment in equity investees	71,595	60,950	8,627
Deferred tax assets	106,637	120,141	17,005
Goodwill	23,560	24,009	3,398
Operating lease right-of-use assets	159,321	136,277	19,289
Other non-current assets	16,806	16,389	2,319
Total non-current assets	475,697	443,374	62,755
Total assets	4,997,196	5,315,664	752,384

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	159,500	184,763	26,152
Accounts payable	569,045	606,374	85,827
Amounts due to related parties	488	143	20
Advances from customers	57,122	50,191	7,104
Income taxes payable	110,615	114,098	16,150
Accrued expenses and other current liabilities	895,694	518,020	73,321
Deferred revenue	97,965	73,507	10,404
Operating lease liabilities	38,608	42,403	6,002
Total current liabilities	1,929,037	1,589,499	224,980
Non-current liabilities
Long-term borrowings, excluding current portion	1,215,249	1,212,002	171,548
Operating lease liabilities	113,782	91,439	12,942
Long-term liabilities	77,344	102,769	14,546
Total non-current liabilities	1,406,375	1,406,210	199,036
Total liabilities	3,335,412	2,995,709	424,016

Mezzanine Equity
Redeemable non-controlling interest	9,337	9,903	1,402
Total mezzanine equity	9,337	9,903	1,402

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares as of December 31, 2019 and June 30,2020, 19,068,224 shares issued and 18,550,770 shares outstanding as of December 31, 2019; 29,272,306 shares issued and 28,754,852 shares outstanding as of June 30, 2020)	126	198	28
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2019 and June 30, 2020, respectively)	41	41	6
Treasury Stock (517,454 Class A ordinary shares as of December 31, 2019 and June 30, 2020, respectively, at cost)	(71,018)	(71,018)	(10,052)
Additional paid-in capital	2,848,145	3,562,589	504,252
Accumulated losses	(1,126,330)	(1,162,413)	(164,529)
Accumulated other comprehensive loss	(26,500)	(46,697)	(6,610)
Total equity attributable to ordinary shareholders	1,624,464	2,282,700	323,095
Non-redeemable non-controlling interest	27,983	27,352	3,871
Total shareholders’ equity	1,652,447	2,310,052	326,966

Total liabilities, mezzanine equity and shareholders’ equity	4,997,196	5,315,664	752,384

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	50,168	31,875	4,510	71,551	13,251	1,876
Add: Share-based compensation expenses	2,938	1,432	203	6,457	5,091	721
Non-GAAP income from operations	53,106	33,307	4,713	78,008	18,342	2,597

Net Income (loss)	40,067	5,946	840	55,865	(36,598)	(5,180)
Add: Share-based compensation expenses	2,938	1,432	203	6,457	5,091	721
Non-GAAP net income (loss)	43,005	7,378	1,043	62,322	(31,507)	(4,459)

Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	38,327	6,131	866	52,497	(36,083)	(5,107)
Add: Share-based compensation expenses	2,938	1,432	203	6,457	5,091	721
Non-GAAP net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	41,265	7,563	1,069	58,954	(30,992)	(4,386)

Non-GAAP net income (loss) per share:
Basic	1.64	0.28	0.04	2.35	(1.20)	(0.17)
Diluted	1.58	0.27	0.04	2.26	(1.20)	(0.17)

Non-GAAP net income (loss) per ADS:
Basic	0.82	0.14	0.02	1.17	(0.60)	(0.08)
Diluted	0.79	0.14	0.02	1.13	(0.60)	(0.08)

Weighted average number of shares outstanding used in computing the adjusted net income per share
— Basic	25,122,199	26,579,925	26,579,925	25,122,199	25,851,062	25,851,062
— Diluted	26,087,022	27,515,184	27,515,184	26,090,272	26,863,098	26,863,098